UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

8 November 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization)

     Level 2, Telecom Place 167 Victoria Street West Auckland New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Stock Exchange Announcement – Annual Meeting Results

2.	Stock Exchange Announcement – Director Independence Determination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited
Date: 8 November 2013	By:	/s/ Silvana Roest
	Name:	Silvana Roest
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

8 November 2013 Annual Meeting Results

At Telecom’s Annual Meeting in Auckland today shareholders were asked to vote on four resolutions, all of which were supported by the Board. All resolutions were decided by poll.

The resolutions passed by shareholders today were:

1.	That the directors are authorised to fix the auditors’ remuneration.

2.	That Ms Maury Leyland is re-elected as a director of Telecom.

3.	That Mr Charles Sitch is re-elected as a director of Telecom.

4.	That Ms Justine Smyth is re-elected as a director of Telecom.

Details of the total number of votes cast in person or by a proxy holder on a poll are:

Resolution			For	Against	Abstain

1.	Fix auditors’ remuneration		1,152,524,108	909,208	617,336
			(99.92%)	(0.08%)

2.	Re-election of Maury Leyland		1,151,541,038	1,910,373	599,241
			(99.83%)	(0.17%)

3.	Re-election of Charles Sitch		1,145,099,492	8,387,305	563,855
			(99.27%)	(0.73%)

4.	Re-election of Justine Smyth		1,144,994,378	8,495,403	560,871
			(99.26%)	(0.74%)

	Details of the manner in which shareholders directed their proxies to vote at proxy close (and
	included above) are:

Resolution		For	Discretionary	Discretionary	Against	Abstain
			Board proxies	other proxies

1.	Fix auditors’	1,149,213,157	880,742	1,333,521	875,095	615,421
	remuneration

2.	Re-election of	1,148,192,252	884,968	1,334,349	1,907,126	599,241
	Maury
	Leyland

3.	Re-election of	1,141,736,594	893,351	1,339,276	8,386,638	562,077
	Charles Sitch

4.	Re-election of	1,141,671,108	886,141	1,337,349	8,462,467	560,871
	Justine
	Smyth

				- ends –

For media queries, please contact:

Richard Llewellyn

Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Investor Relations & Capital Markets +64 (0) 27 227 5890

STOCK EXCHANGE ANNOUNCEMENT

8 November 2013

Director Independence Determination

As required by NZSX Listing Rule 3.3.3(a), the Telecom Board has determined that the following directors are (as specified below) independent or not independent, as defined by NZSX Listing Rule 1.6.1:

Mark Verbiest	Independent
Paul Berriman	Independent
Murray Horn	Independent
Maury Leyland	Independent
Justine Smyth	Independent
Charles Sitch	Independent
Simon Moutter	Not independent
Kevin Roberts	Not independent

Yours faithfully

Silvana Roest
Company Secretary